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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

MAR 01 2019

Washington DC 410

| SEC FILE NUMBER |
|---|
| 8-69009 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabot Lodge Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Vesey Street, 24th Floor
(No. and Street)

| New York | New York | 10281 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Leibowitz 804-823-9902
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

| 750 Third Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

# OATH OR AFFIRMATION

I, Craig Gould, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabot Lodge Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

STEPHEN A PONCE
Notary Public - State of New York
NO. 01PO6374025
Qualified in Kings County
My Commission Expires Apr 23, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CABOT LODGE
SECURITIES

# CABOT LODGE SECURITIES, LLC

## Statement of Financial Condition
## and Report of Independent Registered
## Public Accounting Firm

**DECEMBER 31, 2018**

**SEC I.D. 8-69009**

***Filed pursuant to Rule***

***17a-5(e)(3) as a PUBLIC DOCUMENT***

**CABOT LODGE SECURITIES, LLC**
**(A Limited Liability Company)**
**December 31, 2018**

## TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cabot Lodge Securities, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cabot Lodge Securities, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Marcum LLP

New York, NY
February 28, 2019

MARCUMGROUP
MEMBER

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

## ASSETS

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 1,171,504 |
| Accounts receivable | | 55,324 |
| Accrued commission receivable | | 185,218 |
| Clearing deposit | | 80,000 |
| Due from clearing broker | | 83,855 |
| Receivable from affiliates | | 49,318 |
| Fixed assets, net of accumulated depreciation | | 9,653 |
| Preaid expenses & other | | 186,902 |
| Other assets - restricted cash | | 52,388 |
| Security deposits | | 131,324 |
| **TOTAL ASSETS** | $ | 2,005,486 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **Liabilities:** | | |
| Commissions payable | $ | 379,779 |
| Accounts payable and accrued expenses | | 207,323 |
| Due to affiliates | | 417,894 |
| Other liabilities | | 163,207 |
| **TOTAL LIABILITIES** | | 1,168,203 |
| Member's equity | | 837,283 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 2,005,486 |

The accompanying notes are an integral part of these financial statements.

## 1. ORGANIZATION

Cabot Lodge Securities LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware in October 2011. The Company commenced operations on August 8, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company is a wholly owned subsidiary of PKS Holdings, LLC ("the Parent Company" a New York State limited liability company).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

**Use of Estimates**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant accounting estimates include its allowance for doubtful accounts and useful life of property and equipment.

**Receivables**
The Company extends unsecured credit in the normal course of business to its representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2018, the Company had recorded a $25,000 allowance for any potential non-collection.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

**Revenue Recognition**

In May 2014, the Financial Accounting Standards Board ("FASB") issued new guidance that defines how companies report revenues from contracts with customers, and also requires enhanced disclosures. The core principle of this new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company has adopted the new guidance as of January 1, 2018 using the modified retrospective approach. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and € recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The implementation efforts included the identification of revenue streams within the scope of the guidance, the evaluation of certain revenue contracts. Based on management's assessment, the impact of the adoption of the new guidance did not have a material impact on financial statements.

**Commissions**

Commission revenues include revenues resulting from executing stock exchange-listed securities, over-the-counter securities, and other transactions as agent for the Company's clients. Commission revenues and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Revenues are also comprised of commission based products for which the Company and its registered representatives receive an upfront commission and for certain products, a trailing commission. Brokerage offerings include mutual funds, variable and fixed annuities, retirement and 529 education saving plans. The Company also earns commissions and fees from best efforts placements of securities offerings in which the Company acts as a selling group participant.

The Company does not carry accounts for customers or perform custodial functions related to securities.

**Contract Balances**

The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues until the performance obligations are satisfied. As of December 31, 2018, the Company had no deferred revenues related to cash received in advance for services.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

**Disaggregated Revenue from Contracts with Customers**

| | |
|---|---|
| **Revenue from contracts with customers** | |
| Alternative investment product commissions and fees | $3,268,632 |
| Variable annuities and other insurance commissions | 2,439,105 |
| Mutual fund commissions | 1,787,662 |
| Equities and other brokerage commissions | 880,718 |
| Bonds and CDs | 85,514 |
| **Total revenue from contracts with customers** | $8,461,631 |

**Cash and Cash Equivalents**
For purposes of these financial statements the Company considers all highly liquid investments purchased with an original maturity of three months or less which are not held for sale in the ordinary course of business to be cash equivalents.

**Restricted Cash**
The Company entered into an agreement to sub lease its former office space effective December 1, 2014. In accordance with this agreement the security deposit paid by the tenant is recorded as restricted cash on the balance sheet.

**Furniture and Fixtures, net**
Property and equipment are recorded at cost less accumulated depreciation and amortization. The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which is 7 years. Leasehold improvements are amortized over the lesser of the useful life of the asset, or the initial lease term. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized

**Long-Lived Assets**
The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Based on its assessments, the Company did not record any impairment charges for the years ended December 31, 2018.

**Compensated Absences**
Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs have been made in these financial statements.

**Deferred Rent Expense**
The Company has an operating lease which contains predetermined increases and rent holidays in the rentals payable during the term of the lease. For this lease, the aggregate rental expense over the lease term is recognized on a straight-line basis over the lease term. The difference between the expense charged to operations in any year and the amount payable under the lease during that year is recorded as deferred rent expense on the Company's balance sheet, which will reverse to the statement of income over the lease term.

**Income Taxes**
The Company is a Delaware single member limited liability company ("LLC") for federal, state and local income tax purposes. The Company files consolidated federal, state and local tax returns with its Parent, which is an LLC. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The members of an LLC are taxed on their proportionate share of a company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. At this time open tax years are 2015 and subsequent.

**Fair Value of Financial Instruments**
ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, receivables, accrued expenses and other liabilities.

There were no transfers between Levels 1, 2, and 3 and at December 31, 2018, the Company did not hold any Level 2 or 3 assets or liabilities.

## 3. FIXED ASSETS

Fixed assets are stated at cost and are depreciated using the straight line method over their estimated useful life. Depreciation expense for the year ended December 31, 2018 was $16,080.

## 3. FIXED ASSETS *(continued)*

Major classes of fixed assets and accumulated depreciation at December 31, 2018 are as follows:

| | |
|---|---|
| Office furniture and equipment | $ 29,232 |
| Information techonology equipment | 31,525 |
| Leasehold improvements | 7,611 |
| | 68,368 |
| Less: accumulated depreciation | (58,715) |
| | $ 9,653 |

## 4 RELATED PARTY TRANSACTIONS

The Company pays an affiliated company that is an indirect owner of the Company fees to cover management and other support costs under a management fee agreement. The total fees charged to the Company were approximately $689,568 for the year ended December 31, 2018, which were included in the statement of income. As of December 31, 2018 the Company owed the affiliated entity $345,828.

The Company pays certain operating expenses for CL Wealth Management, a registered investment advisor. CL Wealth Management is an affiliated company under common control with the Company. Under an expense sharing arrangement, the Company was reimbursed $279,522 which was primarily for salaries and rent. As of December 31, 2018 the Company owed CL Wealth Management $72,066.

During the year ended December 31, 2018 the Company paid approximately $2,160 of certain operating expenses for CL General Agency, a general insurance agency. CL General Agency is an affiliated company under common control with the Company. As of December 31, 2018 $19,318 was due from CL General Agency and subsequent to December 31, 2018 CL General Agency repaid approximately $16,000 of this receivable.

As of December 31, 2018 the Company had an outstanding receivable of $30,000 from CL Fund Management NJ Inc., which is an affiliated holding company for investments in managed funds. CL Fund Management NJ Inc. is controlled by a principal shareholder of a company that is the indirect owner of the Company.

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is a wholly owned subsidiary of the Parent Company and is licensed and regulated under the laws of the British Virgin Islands. Policy premiums were paid to this affiliate by the Company totaling $19,558 for the year ended December 31, 2018. The premiums were included in the statement of operations as a component of general and administrative expenses.

## 4 RELATED PARTY TRANSACTIONS *(continued)*

The Company received reimbursement of operating expenses totaling $396,000, which was primarily for compensation, travel and entertainment and administrative costs, and earned revenue of $568,989 from a company that is controlled by a principal shareholder of a company that is the indirect owner of the Company.

The Company earned dealer manager fees of $18,000 from a company with a shareholder that is CEO of the indirect owner of the Company.

## 5. DUE FROM CLEARING BROKER AND CLEARING DEPOSIT

The Company clears its customer transactions through a clearing broker. As of December 31, 2018 commissions receivable and fees receivable due from the clearing broker was $83,855 and as of December 31, 2018 the Company was required to maintain pursuant to its clearing agreement a deposit the clearing deposit was $80,000.

## 6. EXEMPTION FROM RULE 15C3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(ii) as it does not maintain customer's accounts and operates on a fully disclosed basis with its clearing broker.

## 7. NET CAPITAL REQUIREMENT

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2018 the Company had net capital of $366,371 which was $288,491 in excess of its minimum net capital requirement of $77,880. At December 31, 2018 the Company's percentage of aggregate indebtedness to net capital was 318.86%.

## 8. CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

## 8. CONCENTRATION OF CREDIT RISK *(continued)*

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

## 9. COMMITMENT and CONTINGENCIES

**Operating Lease**

The Company has a lease for office space in New York which expires September 2022. At December 31, 2018 the future minimum lease payments under the lease approximated:

**For the Years Ending December 31:**

| | |
|---|---|
| 2019 | $ 241,641 |
| 2020 | 239,083 |
| 2021 | 146,014 |
| 2022 | 118,628 |
| | $ 745,366 |

The Company entered into an agreement to sub lease its former office space effective December 1, 2014. At December 31, 2018 the future minimum lease payments receivable under the sub lease agreement approximated:

**For the Years Ending December 31:**

| | |
|---|---|
| 2019 | $ 254,262 |
| 2020 | 261,255 |
| 2021 | 268,439 |
| 2022 | 206,393 |
| | $ 990,349 |

Total occupancy costs were $ 86,030 for the year ended December 31, 2018.

**Indemnifications**

In the normal course of its business, the Company indemnifies and guarantees its clearing broker against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## 9. COMMITMENT and CONTINGENCIES *(continued)*

**Litigation**

Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

For several years the Company has been involved in an ongoing regulatory investigation by FINRA in relation to its role as a dealer manager of a REIT offering. FINRA has not taken disciplinary action against the Company at this time, however, there is a reasonable possibility that this could occur. As of December 31, 2018, FINRA and the Company continue to discuss the issues and the possibility of formal actions. The Company has consulted with counsel in this matter and intends to present a vigorous defense if necessary. No loss or potential range of loss can be estimated at this time. Accordingly, the financial statements do not include any adjustments that might result from the outcome of these uncertainties. In addition, in January 2019 two officers of the Company received notification from FINRA of a preliminary determination of disciplinary action against them related to the matter described above. The outcome of these matters cannot be determined at this time.

## 10. ADOPTION OF NEW LEASE STANDARDS

In February 2016, the FASB issued a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of operating lease right-of-use ("ROU") assets and lease liabilities on the statement of financial condition. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is also required to recognize and measure new leases at the adoption date and recognize a cumulative-effect adjustment in the period of adoption using a modified retrospective approach, with certain practical expedients available.

The Company has completed its analysis of the new lease accounting, which was adopted on January 1, 2019, and has determined that there were material impacts on the statement of Financial Conditions and the Company's Computation of Net Capital. As of January 1, 2019, the Company has recognized a ROU asset of approximately $685,302 and a liability of $685,302. The adoption of the new accounting standard did not have a significant impact to net capital.

The Company has elected to adopt the new guidance using a modified retrospective approach. Accordingly, the new operating lease accounting will be applied prospectively in the Company's financial statements from January 1, 2019 forward and the reported financial information for historical comparable periods will not be revised and will continue to be reported under the accounting standards in effect during those historical periods. The new operating lease accounting requires enhanced disclosures, which will be included in the footnotes to the Company's financial statements beginning with the year ended December 31, 2019.

## 11. SUBSEQUENT EVENTS

In accordance with Accounting Standards Codification Topic 855, Subsequent Events, the Company has evaluated subsequent events through February 28, 2018, which is the date these financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.